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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Rokwader, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

77543T

(CUSIP Number)

Mr. Yale Farar, 23679 Calabasas Road, # 412, Calabasas, CA 91302, (818) 224-3675

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Copy to)

William B. Barnett, Esq.

Law Offices of William B. Barnett

23945 Calabasas Road, Suite 115, Calabasas, CA 91302

Telephone (818) 436-6410 Facsimile (818) 223-8303

August 31, 2009 and August 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

	CUSIP No. 77543T
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Brooktide, LLC (EIN: 88-0355270)
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) WC
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: Brooktide, LLC was organized in the State of Nevada.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,617,214
	8. Shared Voting Power
	9. Sole Dispositive Power	1,617,214
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,214
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 70.1%
	14. Type of Reporting Person (See Instructions) OO

	CUSIP No. 77543T
	1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Yale Farar
	2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) ❑ (B) ❑
	3. SEC Use Only
	4. Source of Funds (See Instructions) PF
	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ❑
	6. Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	1,617,214
	8. Shared Voting Power
	9. Sole Dispositive Power	1,617,214
	10. Shared Dispositive Power
	11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,214 (1)
	12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) ❑
	13. Percent of Class Represented by Amount in Row 11 70.1%
	14. Type of Reporting Person (See Instructions) IN

(1)	Includes 1,617,214 shares of Common Stock owned by Brooktide, LLC, which is a limited liability corporation organized in Nevada and of which Mr. Farar is the principal owner and sole Manager. As sole Manager, Mr. Farar has voting and investment power over these shares.

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of Brooktide, LLC and Yale Farar to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on August 26, 2008, for the events dated August 31, 2009 and August 2, 2011 relating to the disposition of common stock (the “Common Stock”) of Rokwader, Inc. a Delaware corporation (the “Issuer”). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D and any prior amendments. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Rokwader, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located 23300 Ventura Boulevard, 2nd Floor, Woodland Hills, 91364.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Yale Farar and Brooktide, LLC, of which Mr. Farar is the principal owner and sole Manager. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) Mr. Farar’s principal office is located at 23679 Calabasas Road, # 412, Calabasas, CA, 91302. The address for Brooktide, LLC is 123 West Nye Lane, # 510, Carson City, Nevada 89706.

(c) Mr. Farar is the President and Director of the Issuer. Since April 1996, Mr. Farar has also been the manager and principal owner of Brooktide, LLC, the controlling stockholder of the Issuer. Brooktide, LLC is owned by, and engages in investments for, Mr. Farar and members of his family

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any.)

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Farar is a citizen of the United States. Brooktide, LLC is organized under the laws of the state of Nevada, United States.

Item 4. Purpose of Transaction

The disclosure provided in Item 4 of Schedule 13D is hereby amended to include the following additional disclosure:

On August 31, 2009 and on August 2, 2011, the Reporting Persons transferred, as gifts, 15,000 shares, respectively, for a total of 30,000 shares. As a result of the transfers, the Reporting Person’s beneficial ownership is the Common stock of the Issuer was reduced to 1,617,214 shares.

Item 5. Interest in Securities of the Issuer

(a)   The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b)   The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2011

/s/ Yale Farar

Yale Farar

Brooktide, LLC

/s/ Yale Farar

By: Yale Farar

Title: Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Rokwader, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D (or any Amendment thereto).

Dated: August 2, 2011

/s/ Yale Farar

Yale Farar

Brooktide, LLC

/s/ Yale Farar

By: Yale Farar

Title: Manager